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FIRM / AFFILIATE OFFICES
April 16, 2010 VIA EDGAR AND HAND DELIVERY	Abu Dhabi Barcelona Beijing Brussels Chicago Doha Dubai Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New Jersey New York Orange County Paris Riyadh Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E., Mail Stop 4631 Washington, D.C. 20549-6010	File No. 035842-0054

Attention:	Pamela A. Long, Assistant Director Hagen Ganem Dietrich King Tracey McKoy Al Pavot

Re:

Codexis, Inc.

Form S-1 filed December 28, 2009

Form S-1/A filed January 14, 2010

Form S-1/A filed February 1, 2010

Form S-1/A filed February 17, 2010

Form S-1/A filed February 26, 2010

Form S-1/A filed March 26, 2010

Form S-1/A filed March 31, 2010

Form S-1/A filed April 5, 2010

Form S-1/A filed April 16, 2010

File No. 333-164044

Dear Ms. Long:

On behalf of Codexis, Inc. (the “Company”), we are hereby filing Amendment No. 8 (“Amendment No. 8”) to the Company’s above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the “Commission”) on December 28, 2009 (the “Initial Form S-1”), and amended by Amendment No. 1 on January 14, 2010, Amendment No. 2 on February 1, 2010, Amendment No. 3 on February 17, 2010, Amendment No. 4 on February 26, 2010, Amendment No. 5 on March 26, 2010, Amendment No. 6 on March 31, 2010 and Amendment No. 7 on April 5, 2010 (as amended, the

April 16, 2010

“Registration Statement”). For your convenience, we have enclosed a courtesy package which includes five copies of Amendment No. 8, three of which have been marked to show changes from Amendment No. 7.

Amendment No. 8 has been revised to reflect the Company’s responses to the comments received by facsimile on April 12, 2010 from the staff of the Commission (the “Staff”). For ease of review, we have set forth below each of the numbered comments of the Staff’s letter and the Company’s responses thereto.

Principal Stockholders, page 140

1.	We note your new disclosure that the beneficial ownership table “exclude[es] any additional shares of common stock we may have to issue upon conversion of our Series E preferred stock and Series F preferred stock, as discussed in “Capitalization—Conversion of Our Preferred Stock”).” Please revise the footnotes to the table as necessary to disclose for each affected stockholder the potential increase in that stockholder’s holdings that would result from the additional shares you may have to issue due to preferred stock conversion ratio adjustments. In doing so, to calculate the number of shares potentially issuable, you may use one or more of the hypothetical and illustrative initial offering prices used in the “Conversion of Preferred Stock” disclosure on page 11. For example, for each affected stockholder, you may wish to disclose the range of the number of shares issuable assuming initial offering prices of $13.50 and $10.50. In addition, please update your beneficial ownership information here and throughout the prospectus as of the most recent practicable date.

Response: In response to the Staff’s comments, the Company respectfully advises the Staff that it has revised its disclosure in Amendment No. 8 to include, in the footnotes to the beneficial ownership table, for each affected stockholder, information regarding the potential increase in that stockholder’s holdings that would result from the additional shares the Company would have to issue due to preferred stock conversion ratio adjustments. In including such information, the Company has assumed a hypothetical initial public offering price of $10.50 per share, the lowest initial offering price shown in the “Conversion of Preferred Stock” disclosure on page 11 of Amendment No. 8. In addition, the Company has updated the beneficial ownership information in the beneficial ownership table and throughout the prospectus to reflect beneficial ownership as of the most recent practicable date of March 31, 2010.

* * *

April 16, 2010

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3067 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Patrick A. Pohlen
Patrick A. Pohlen of LATHAM & WATKINS LLP

cc:

Alan Shaw, Codexis, Inc.

Douglas T. Sheehy, Codexis, Inc.

John A. Fore, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Michael S. Russell, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Gregory Chin, Latham & Watkins LLP